News

Contact:
Gilad Yehudai
Chief Financial Officer
+972-77-774-5060
gilady@radcom.com
FOR IMMEDIATE RELEASE

RADCOM CALLS 2011 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TEL AVIV, Israel − August 4, 2011− RADCOM Ltd. (NASDAQ: RDCM) (the “Company”), a leading network service assurance provider, announced today that it has scheduled its 2011 annual general meeting of shareholders to take place on Monday, September 19, 2011 at 4:00 p.m. (Israel time), at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv, Israel.  The record date for the meeting is August 10, 2011.

Proxy statements describing the proposals on the agenda and proxy cards for use by shareholders that cannot attend the meeting in person will be sent by mail, on or about August 11, 2011, to the Company’s shareholders of record and to shareholders that hold shares registered with the American Stock Transfer & Trust Company.  The Company will also furnish the proxy statement to the Securities and Exchange Commission on Form 6-K.

The agenda of the meeting is as follows:

(1)	To re-elect the following members of of the Company’s Board of Directors: Zohar Zisapel, Shlomo Kalish and Matty Karp;

(2)
To re-appoint Kost Forer Gabbay & Kasierer, A Member of Ernst and Young Global as the Company’s independent auditors until the next annual general meeting of shareholders and to authorize the Audit Committee of the Company’s Board of Directors to fix their remuneration;

(3)	To approve amendments to the Company’s Articles of Association;

(4)	Subject to the approval of part of item (3) above, to approve an amendment to the indemnification letter of directors and certain officers;

(5)	To discuss the auditors’ report and the consolidated financial statements of the Company for the year ended December 31, 2010; and

(6)	To transact such other business as may properly come before the meeting or any adjournment thereof.

Quorum

Two or more shareholders of the Company holding shares conferring in the aggregate at least one-third (1/3) of the voting power of the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the meeting.

Voting Requirements

Items 1, 2, 3 (in part), and 4 (in part) require the affirmative vote of the holders of a majority of the voting power in the Company present, in person or by proxy, and voting on the matter.  Items 3 (in part) and 4 (in part) require the affirmative vote of the holders of a majority of the voting power in the Company present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the shares of shareholders who do not have a personal interest in the resolution are voted in favor of the matter or (ii) the total number of shares of shareholders who do not have a personal interest in the resolution voted against the matter does not exceed two percent of the Company's outstanding ordinary shares.Item 5 will not involve a vote.

About RADCOM

RADCOM develops, manufactures, markets and supports innovative network test and service monitoring solutions for communications service providers and equipment vendors. The Company specializes in next-generation Cellular as well as IMS, Voice, Data and VoIP networks. Its solutions are used in the development and installation of network equipment and in the maintenance of operational networks. The Company's products facilitate fault management, network service performance monitoring and analysis, troubleshooting and pre-mediation. RADCOM's shares are listed on the NASDAQ Capital Market under the symbol RDCM. For more information, please visit www.RADCOM.com.